[STAAR Surgical Company Letterhead]

November 6, 2009
Gabriel Eckstein, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C.  20549-6010

Via EDGAR Transmission

Re:	STAAR Surgical Company
Form 10-K for the Fiscal Year Ended January 2, 2009,
Letter Dated October 21, 2009
File No. 000-11634 .

Dear Mr. Eckstein:

As discussed with the staff, due to the demands of ongoing litigation STAAR’s legal department has limited resources to respond to the follow-up comments contained in the above-referenced letter from the staff.  Accordingly, we respectfully request an extension in the time permitted for our response until November 30, 2009.

Should you have any questions, please contact me at 626-303-7902 or by facsimile at 626-358-3409.

Very truly yours, /s/Deborah Andrews Deborah Andrews Chief Financial Officer

cc:  Charles Kaufman, Esq.